UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 1-8951

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

M.D.C. HOLDINGS, INC.

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M.D.C. HOLDINGS, INC.

4350 South Monaco Street

Denver, CO 80237

M.D.C. HOLDINGS, INC. 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Board of Directors

M.D.C. Holdings, Inc.

We have audited the accompanying statements of net assets available for plan benefits of M.D.C. Holdings, Inc. 401(k) Savings Plan (“Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for plan benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held as of December 31, 2009 and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 29, 2010

M.D.C. Holdings, Inc.

401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2009	2008
ASSETS
Cash and cash equivalents	$67,215	$118,072

Investments, at fair value:
Mutual funds	43,621,474	35,601,668
Money market mutual fund	11,847,049	—
Common stock of plan sponsor	5,970,621	7,015,295
Collective trust	—	15,430,146
Participant loans	1,082,876	1,359,996

Total investments	62,522,020	59,407,105

Employer contributions receivable	—	356,214

Total assets	62,589,235	59,881,391

LIABILITIES
Accounts payable	40,690	—
Excess contributions due to participants	—	872

Net assets available for plan benefits at fair value	62,548,545	59,880,519
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	694,576

Net assets available for plan benefits	$62,548,545	$60,575,095

See accompanying notes to financial statements.

M.D.C. Holdings, Inc.

401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2009
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,079,306
Net appreciation in fair value of investments	8,565,545

Net investment income	9,644,851

Contributions:
Employer – Cash	879,777
Employee	3,701,753
Rollovers	106,543

Total contributions	4,688,073

Total additions	14,332,924

Deductions from net assets attributed to:
Payment of plan benefits and other distributions	12,226,090
Administrative expenses and fees	133,384

Total deductions	12,359,474

Net increase in net assets available for plan benefits	1,973,450
Net assets available for plan benefits, at beginning of year	60,575,095

Net assets available for plan benefits, at end of year	$62,548,545

See accompanying notes to financial statements.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Financial Statements

1.	Description of Plan

The following description of the M.D.C. Holdings, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions. This document describes the Plan during 2009 and 2008.

General

The Plan was initially adopted effective January 1, 1992 and amended several times. The Plan was amended and restated on October 29, 2008, effective January 1, 2008 and was amended on December 23, 2009. The Plan is a defined-contribution plan available to all eligible employees of M.D.C. Holdings, Inc. and its subsidiaries (the “Company” or “MDC”) who, among other things, are age 21 or older. However, prior to January 1, 2009, employees must have completed six months of employment, as defined in the Plan. The Plan was established under the provision of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

As amended on October 29, 2008 (effective January 1, 2008), the Plan provides for:

•	A reduction in the eligibility waiting period from six months to the first of the month following the date of hire beginning in 2009.
•	A fixed match of fifty cents ($0.50) per dollar up to 4% of eligible pay beginning in 2009.
•	Matching contributions to be made each payroll period.
•	Acceleration of the vesting schedule to allow for 20% vesting after one year of service for plan years after 2008.

As amended and restated on December 23, 2009, the Plan provides, among other things, that:

•	The fixed match is changed to twenty-five cents ($0.25) per dollar up to 4% of eligible pay effective for Plan years on or after January 1, 2010.
•	No conditions are imposed by the Plan on divesting employer stock, effective January 1, 2008.
•	Required minimum distributions were waived for 2009.

Contributions

Eligible participants may contribute an amount up to 100% of their pre-tax annual compensation as elected in their salary deferral agreements. Salary deferral agreements shall be made, terminated or changed according to procedures and limitations set up by the Plan Administrator and the Plan document.

Deferral contributions shall not exceed certain limits as set forth by the IRC ($16,500 in 2009). The Internal Revenue Service generally adjusts this limitation each year for cost-of-living increases. Participants may change their contribution percentage throughout the year.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

A participant may cease making pre-tax contributions at any time. In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, those employees age 50 or older are allowed additional catch up contributions of $5,500 in 2009.

For 2009, the Company made matching contributions equal to fifty cents ($0.50) per dollar up to 4% of eligible pay the participant elects to defer. For 2010, the Company amended the matching contribution formula and will make matching contributions equal to twenty five cents ($0.25) per dollar up to 4% of eligible pay the participant elects to defer. The Company also may make discretionary profit sharing contributions.

The Company’s matching and profit sharing contributions are to be made in cash. Total annual additions (not including catch-up contributions) under the Plan and any other defined contribution plans sponsored by the Company are limited to the lesser of $49,000 or 100% of a participant’s annual eligible compensation in 2009 and $46,000 or 100% of a participant’s annual eligible compensation in 2008.

Rollover contributions transferred from other qualified retirement plans or from Individual Retirement Accounts are accepted as permitted by the Plan document.

Participant Eligibility

During 2009, employees of MDC were eligible to participate in the Plan on the first day of the month following their date of hire so long as they:

•	Had attained age 21;
•

Were not governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in this Plan; and

•	Were not certain non-resident aliens who have no earned income from sources within the United States.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contributions, if any, Plan earnings and losses and rollover contributions. Plan earnings and losses are allocated by funds based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund.

Forfeitures

Forfeitures result from the non-vested portion of the account balances attributable to employer contributions remaining in the Plan for all terminated employees. Upon reaching a break-in-service, as defined in the Plan document, amounts forfeited by participants are added to any accumulated forfeitures in the Plan. Forfeitures are available to offset employer contributions or to pay Plan expenses in accordance with the Plan document. Forfeited non-vested Company contributions in the amount of $290,227 and $688,477 are included as a component of net assets available for benefits as of December 31, 2009 and 2008, respectively. The Company used $99,108 of the December 31, 2009 forfeiture balance to

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

offset a 2009 Company matching contribution that was made in February 2010. During the 2009 Plan year, $64,444 of forfeitures were utilized to pay Plan administrative expenses.

Vesting

Participants are 100% vested in their deferral contributions, rollover contribution and the allocated earnings thereon. Effective January 1, 2009, a participant’s vested interest in the Company’s matching contribution is based upon the participant’s years of service as follows:

Years of Service	Vested %
Less than 1 year	0%
After 1 year	20%
After 2 years	40%
After 3 years	60%
After 4 years	80%
After 5 years	100%

In the case of a Participant who is not an Eligible Employee on January 1, 2009, with respect to contributions attributable to service performed prior to January 1, 2009, a Participant’s vested percentage in his Matching Contributions Account and Profit Sharing Contributions Account shall be determined under the following vesting schedule:

Years of Vesting Elapsed Time	Vested %
Less than 2 years	0%
After 2 years	40%
After 3 years	60%
After 4 years	80%
After 5 years	100%

However, pursuant to the Plan document, a participant’s vesting percentage in the Company’s matching contributions shall be 100% if any of the following conditions are met:

1.	the participant reaches normal retirement age (age 65);
2.	the participant has become totally and permanently disabled as defined by the Plan;
3.	the participant has died;
4.	termination of the Plan;
5.	partial-plan termination that affects the participant; or
6.	complete discontinuance by the employer of contributions to the Trust Fund.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions among any of the investment options offered by the Plan. Participants may change or transfer their investments at any time except that members of management, directors, or other insiders, as defined, must comply with the Company’s insider trading policy when transferring an investment out of the MDC stock fund (which has been frozen for new investments).

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

Payment of Benefits

A participant who has attained the age of 59 1/2, or has satisfied the terms for a financial hardship, may elect to commence distributions regardless of whether employed by the Company. The participant or beneficiary may elect to receive a lump-sum distribution. Distributions are subject to the applicable provisions of the Plan document.

The average deferral percentage of certain highly compensated employees exceeded that of non-highly compensated employees by more than the amount permitted by Section 401(k) of the IRC for the Plan year ended December 31, 2008. Plan assets in the amount of $872 were identified as excess salary deferrals for highly compensated employees and have been reflected as a Plan liability to these participants at December 31, 2008. The average deferral percentage of certain highly compensated employees did not exceed that of non-highly compensated employees by more than the amount permitted by Section 401(k) of the IRC for the Plan year ended December 31, 2009.

Expenses

The Plan pays all administrative expenses, which are incurred in connection with the Plan. These expenses totaled $133,384 for the year ended December 31, 2009.

Participant Loans

Participants are permitted to borrow a minimum of $1,000 of their vested benefits under the Plan. Participants may borrow up to the lesser of (1) $50,000, reduced by the applicant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made, or (2) 50% of the vested portion of the participant’s account. Loan transactions are treated as a transfer between the investment fund and the loan fund. The loans are secured by the participant’s vested account balance and bear interest at a commercially reasonable rate based on the terms and security for the loan. Interest rates on outstanding loans range from 4.25% and 10.0% as of December 31, 2009. Principal and interest are paid through approximately level payments made each paycheck. Each participant may have only one loan outstanding at any time.

2.	Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

As described in Accounting Standards Codification (“ASC”) 946 “Financial Services – Investment Companies,” investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investment portfolio, as detailed in the accompanying Statements of Net Assets Available for Plan Benefits, is stated at fair value. Participant loans are valued at cost, which approximates fair value. The fair value of the guaranteed investment contracts held by the INVESCO Stable Value Trust at December 31, 2008 is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The Plan did not hold any Plan assets in the INVESCO Stable Value Trust at December 31, 2009. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

The net change in fair value of investments (net realized and unrealized depreciation in value of investments and dividends earned) is reflected in the accompanying Statement of Changes in Net Assets Available for Plan Benefits.

Payment of Benefits

Distributions of benefits are recorded when paid.

3.	Fair Value Measurement

The Plan applies the provisions of ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”), which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. ASC 820 does not require any new fair value measurements, but rather eliminates inconsistencies in guidance found in certain preceding accounting pronouncements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

ASC 820 requires that we describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried as of December 31, 2009. We have described below the methodology used to measure each major category of assets and liabilities.

•	Mutual funds are valued at the total market value of the underlying assets provided by the trustee of the Plan and are classified within Level 1 of the valuation hierarchy.

•	Money market mutual fund is valued at the net asset value (“NAV”) of shares held by the Plan.

•

M.D.C. Holdings, Inc. common stock is valued at the combined market value of the underlying stock based upon the closing price of the stock on its primary exchange times the number of shares held and the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

•	Participant loans are valued at the outstanding principal balance plus accrued interest, which approximates fair value and are classified within Level 2 of the valuation hierarchy.

•

The fair value of the guaranteed investment contracts held by the INVESCO Stable Value Trust is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations and are classified within the Level 2 of the valuation hierarchy.

The following table presents the fair value of financial instruments as of December 31, 2009 by type of asset and by the ASC 820 valuation hierarchy described above.

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total as of December 31, 2009
Mutual funds
Growth	$13,421,414	$—	$13,421,414
Balanced	10,464,422	—	10,464,422
Index	9,297,010	—	9,297,010
Fixed	6,319,933	—	6,319,933
Target Retirement	4,118,695	—	4,118,695
Money market mutual fund	11,847,049	—	11,847,049
M.D.C. Holdings, Inc. Common Stock	5,970,621	—	5,970,621
Participant loans	—	1,082,876	1,082,876

Total	$61,439,144	$1,082,876	$62,522,020

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

The following table presents the fair value of financial instruments as of December 31, 2008 by type of asset and by the ASC 820 valuation hierarchy described above.

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total as of December 31, 2008
Mutual funds	$35,601,668	$—	$35,601,668
Collective trust M.D.C. Holdings, Inc. Common Stock	— 7,015,295	15,430,146 —	15,430,146 7,015,295
Participant loans	—	1,359,996	1,359,996

Total	$42,616,963	$16,790,142	$59,407,105

4.	Investments

During 2008, the Custody of Plan investments and the reporting thereof were managed through an agreement with The AMVESCAP National Trust Company (“AMVESCAP”). The Plan’s reporting and recordkeeping were managed through an agreement with AMVESCAP Retirement, Inc. On July 17, 2005, AMVESCAP Retirement, Inc. was purchased by Merrill Lynch and became part of The Princeton Retirement Group, Inc. (“Princeton”), a subsidiary of Merrill Lynch. Princeton is a vendor accountable to JP Morgan Retirement Plan Services LLC (“JP Morgan”). Participants were allowed to direct their contributions for investments in a variety of investments funds offered through JP Morgan.

Beginning on April 1, 2009, the Custody of Plan investments and the reporting thereof are managed through an agreement with Charles Schwab Trust Company, a division of Charles Schwab Bank. The Plan’s reporting and record keeping are managed through an agreement with Schwab Retirement Plan Services, Inc. (“Schwab Retirement”). Participants now are allowed to direct their contributions for investments in a variety of investment funds offered through Charles Schwab & Co, Inc.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

The fair market value of individual investments that represents 5% or more of the Plan’s total net assets available for benefits as of December 31, 2009 and 2008 are separately identified as follows:

	December 31,
	2009	2008
Schwab Treasury US Money Market Fund	$11,847,049	$	*
M.D.C. Holdings, Inc. Common Stock	5,970,621		7,015,295
American Europacific Growth	5,602,083		4,656,430
Vanguard Institutional Index	4,805,120		4,519,024
Vanguard Mid Cap Index Signal	4,491,890		*
American Growth Fund of America	4,300,529		3,607,028
American Balanced Income Fund	3,919,716		3,553,175
Royce Total Return – Institutional Class	3,730,526		3,200,384
JP Morgan Core Bond – Select	3,468,173		3,367,814
INVESCO Stable Value Trust	*		14,404,918

*	Investment was not held as of end of the year.

During 2009, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated in fair value as follows:

Year Ended December 31, 2009
Common stock	$443,991
Mutual funds	8,034,069
Collective trust	87,565

$8,565,545

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

During the 2009 and 2008 Plan years, and due to a significant decrease in the number of Company employees, the Plan experienced a partial-plan termination. As a result, subsequent to December 31, 2009, the Plan reinstated and vested $43,985 of forfeitures and vested $97,788 of Plan assets that were still included in the Plan participant accounts at December 31, 2009 associated with the 2009 partial-plan termination. Additionally, during 2009, the

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

Plan reinstated and vested $97,238 of forfeitures and vested $63,396 of Plan assets that were still included in the Plan participant accounts at December 31, 2008 associated with the 2008 partial-plan termination.

6. Income Taxes

Prior to October 29, 2008, the Plan document was a standardized Invesco Prototype Plan and Trust sponsored by AMVESCAP Retirement, Inc. During that time, the Plan relied on the IRS Opinion Letter provided to the Invesco Prototype Plan and Trust to reflect that the Plan was tax-qualified as written. This Plan has received a determination letter from the Internal Revenue Service dated August 30, 2001, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. The Plan has been amended subsequent to this issuance of the determination letter and the plan administrator believes the Plan document continues to qualify in form. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Employee contributions to the Plan are made from pre-tax earnings, as permitted by Section 401(k) of the IRC, and are subject to federal income taxes when distributed. Earnings from the Plan’s investments are not taxable to the participants until partial or complete distribution of earnings is made.

7. Related Party Transactions

The Plan holds an investment in a money market mutual fund managed by Charles Schwab Investment Management Company (“CSIM”). Charles Schwab Trust Company is the asset trustee, and is an affiliate of CSIM. However transactions between them are exempt from the prohibited transaction rules.

In 2009 it was discovered that the Section 401(a)17 Compensation Limitation was not appropriately applied to employer matching calculations for the 2007 and 2008 Plan years as well as for a portion of the 2009 Plan year. As a result, certain highly compensated employees received employer matching contributions in excess of the maximum amount allowed under the terms of the Plan and IRS guidelines. As part of the IRS Employee Plans Compliance Resolution System, the Plan completed a Statement of Self Correction to resolve this issue on December 18, 2009. Forty Plan participants with balances remaining in the plan incurred forfeitures totaling $108,848 to reduce these overages. Additionally, the Plan funded $27,939 in employer contributions to the Plan’s forfeiture account to correct amounts already distributed to 17 former Plan participants. All affected participants were notified regarding this matter.

The Plan and its participants have investments in common stock of the Plan Sponsor, MDC, which has been frozen for new investments. After January 2, 2008, participant contributions and employer matching contributions no longer can be in the form of MDC common stock. There are no restrictions on permitting any participant from trading common stock of the Plan Sponsor for any other investment option available under the Plan.

M.D.C. HOLDINGS, INC.

401(k) SAVINGS PLAN

Notes To Financial Statements (Continued)

8. Concentration of Credit Risk

The Plan is required by ASC 815 “Derivatives and Hedging” to disclose significant concentrations of credit risk regardless of the degree of such risk. At December 31, 2009 and 2008, the financial instruments, which potentially subject the Plan to a concentration of credit risk, consisted principally of investments and participant loans.

The Plan provides for various investment options in common stock, mutual funds and a money market mutual fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and amounts presented in the Statements of Net Assets Available for Plan Benefits.

The participant loans are secured by the participant’s account balance and the Plan considers risk to be minimal since the loans are fully collateralized by the borrower’s account in the Plan.

9. Subsequent Events

Effective May 1, 2010, Plan Participants may now make Roth Contributions to the Plan, subject to IRS annual limits.

The Plan’s management has evaluated subsequent events through June 29, 2010, the date which the financial statements were issued.

Supplemental Schedules

M.D.C. Holdings, Inc. 401(k) Savings Plan Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2009	EIN 84-0622967 Plan 004

(a)	(b) Identity of issuer, borrower, lessor, or similar party	( c ) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current Value**

*	Charles Schwab	Charles Schwab Money Market Mutual Fund	$11,847,049

*	M.D.C. Holdings, Inc.	Common Stock	5,970,621

	The American Funds Group	Europacific Growth Fund	5,602,083

	Vanguard Funds	Institutional Index	4,805,120

	Vanguard Funds	Mid Cap Index Signal	4,491,890

	The American Funds Group	Growth Fund of America	4,300,529

	The American Funds Group	American Balanced Income Fund	3,919,716

	Royce Funds	Total Return – Institutional Class	3,730,526

	JPMorgan Chase & Company	JP Morgan Core Bond – Select	3,468,173

	Vanguard Funds	Windsor II ADM	2,814,180

	Vanguard Funds	Explorer Admiral Shrs	2,156,990

	Pacific Investment Management Corp.	PIMCO Real Return Bond Admin	2,008,073

	AIM	AIM Real Estate Institutional	1,361,812

	T Rowe Price	Retirement 2020	1,215,512

	T Rowe Price	Retirement 2030	909,193

	Pacific Investment Management Corp.	PIMCO High Yield – Admin	843,687

	T Rowe Price	Retirement 2040	693,510

	T Rowe Price	Retirement 2010	686,629

	T Rowe Price	Retirement Inc.	411,590

	T Rowe Price	Retirement Fund 2050	202,261

	State Street	Money Market Account	60,814

	Charles Schwab	Cash	6,401

*	Participant Loans	Interest rates of 4.25% - 10.00% and maturing through 2017	1,082,876

		Total investments	$62,589,235

*	Indicates an identified entity known to be a party-in-interest to the Plan. (See Note 7)
**	Cost information has been omitted, as all investments are participant directed.

M.D.C. Holdings, Inc. 401(k) Savings Plan Schedule H, Line 4j – Schedule of Reportable Transactions December 31, 2009	EIN 84-0622967 Plan 004

(a) Identity of party involved	( b ) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Charles Schwab	Schwab Treasury US Money Market	$12,800,378	N/A	N/A	$—	$12,800,378	$12,800,378	$—

INVESCO	INVESCO Stable Value Fund	N/A	$12,792,880	N/A	$—	$12,792,880	$12,792,880	$—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M.D.C. HOLDINGS, INC. 401(k) Savings Plan

Dated: June 29, 2010	By:	/s/ Edward R. Gwynn Jr.
Edward R. Gwynn Jr. Vice President, Tax On behalf of the Administrative Committee of the M.D.C. Holdings, Inc. 401(k) Savings Plan, Plan Administrator

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm